Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Successor			Predecessor
(in thousands, except for ratio amounts presented)	Three Months Ended March 31, 2017	October 11, 2016 through December 31, 2016		January 1, 2016 through October 10, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014
Earnings:
Income (loss) before income taxes	$10,707	$(8,985)		$(219,130)		$(38,897)		$19,312
Add: Fixed charges	$444	$403		$5,695		$6,349		$2,553
Total Earnings Available for Fixed Charges	$11,060	$(8,656)		$(213,593)		$(32,550)		$21,641
Fixed Charges:
Interest Expense	$317	$308		$5,250		$5,784		$2,159
Amortized Premiums, Discounts and Debt Issue Costs	93	70		376		482		316
Estimate of Interest Within Rental Expense	34	25		69		83		78
Total Fixed Charges	$444	$403		$5,695		$6,349		$2,553
Ratio of Earnings to Fixed Charges	25.13	—	(1)	—	(2)	—	(3)	8.56
Preferred Stock Dividend Requirements	—	—		—		—		—
Total Fixed Charges Plus Preferred Stock Dividends	$444	$403		$5,695		$6,349		$2,553
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	25.13	—	(1)	—	(2)	—	(3)	8.56

(1)               Earnings for the period from October 11, 2016, through December 31, 2016 (Successor) were insufficient to cover fixed charges by approximately $9.0 million.

(2)               Earnings for the period from January 1, 2016, through October 10, 2016 (Predecessor) were insufficient to cover fixed charges by approximately $219.1 million.

(3)               Earnings for the year ended December 31, 2015 (Predecessor) were insufficient to cover fixed charges by approximately $38.9 million.